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                              June 24, 2021

       Dagi Ben-Noon
       Chief Executive Officer
       Inspira Technologies OXY B.H.N. Ltd
       2 Ha-Tidhar St.,
       Ra   anana, 436650
       Israel

                                                        Re: Inspira
Technologies OXY B.H.N. Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed June 8, 2021
                                                            File No. 333-253920

       Dear Mr. Ben-Noon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       Cover Page

   1. We note that you have set a price range for the units of $5.00 to $8.00 per unit. Please revise to provide a
price range that does not exceed $2.00. Refer to Item 501(b)(3) of
                                                        Regulation S-K and
Regulation S-K C&DI 134.04. Please also clearly disclose the exercise price of the
warrants to be included in the units.
   2. Please revise your description of the compensation to be paid to Aegis Capital Corp. to include a discussion of
the representative's warrant discussed on page 119, or advise.
 Dagi Ben-Noon
Inspira Technologies OXY B.H.N. Ltd
June 24, 2021
Page 2
Prospectus Summary
Our Company, page 1

3. We note your revised disclosure indicating that you "completed and tested" the first prototype of your ART500 in March 2020. Please revise your disclosure to discuss how the ART500 was tested, including whether the ART500 has been tested with any human subjects. Also, clarify whether you plan to conduct human testing prior to commercialization.
Our Strategy, page 2

4. We note your statements here and in Business that you will collect data to demonstrate the
       ART500's efficacy and reduced cost of treatment. Efficacy is a determination solely within the purview of the FDA and foreign regulators. Please revise to remove any implication that the ART500 system will be found to be efficacious or to provide additional context so that it is clear that this claim does not connote a current or future regulatory finding of efficacy.
Business
Redefining Artificial Respiration, page 64

5. We note your statements that patients can experience immediate relief in 1 minute by using your system and that your system will enable patients to be treated while awake, mobile and breathing spontaneously. Please revise your disclosure here to clarify, if true, that the ART500 has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.
Exhibits

6. Please have counsel revise the Exhibit 5.2 opinion to opine as to the Underwriter
       Warrants.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameDagi Ben-Noon
                                                             Division of
Corporation Finance
Comapany NameInspira Technologies OXY B.H.N. Ltd
                                                             Office of Life
Sciences
June 24, 2021 Page 2
cc:       David Huberman, Esq.
FirstName LastName